Exhibit 99.1

Bitauto Announces First Quarter 2020 Results

BEIJING, June 12, 2020 /PRNewswire/ -- Bitauto Holdings Limited ("Bitauto" or the "Company") (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China's automotive industry, today announced its unaudited financial results for the first quarter ended March 31, 2020[1].

Bitauto First Quarter 2020 Highlights

•	Revenue in the first quarter of 2020 was RMB1.74 billion (US$245.5 million), compared to RMB2.73 billion (US$386.2 million) in the corresponding period in 2019.

•	Gross profit in the first quarter of 2020 was RMB1.11 billion (US$156.6 million), compared to RMB1.67 billion (US$235.7 million) in the corresponding period in 2019.

•	Net loss in the first quarter of 2020 was RMB1.28 billion (US$180.6 million), compared to net income of RMB92.8 million (US$13.1 million) in the corresponding period in 2019.

Non-GAAP net loss in the first quarter of 2020 was RMB1.04 billion (US$146.6 million), compared to Non-GAAP net income of RMB284.7 million (US$40.2 million) in the corresponding period in 2019.

•	Net loss attributable to Bitauto in the first quarter of 2020 was RMB832.1 million (US$117.5 million), compared to net income attributable to Bitauto of RMB32.5 million (US$4.6 million) in the corresponding period in 2019.

Non-GAAP net loss attributable to Bitauto in the first quarter of 2020 was RMB643.5 million (US$90.9 million), compared to Non-GAAP net income attributable to Bitauto of RMB152.1 million (US$21.5 million) in the corresponding period in 2019.

Mr. Andy Zhang, chief executive officer of Bitauto, said, “The COVID-19 outbreak and subsequent nationwide lockdown contributed to a significant year-over-year decline in new passenger vehicle sales for the first quarter of 2020, adversely impacting our advertising and transaction businesses. However, we were pleased that our key operational metrics maintained stable growth despite the challenging situation.”

“We were encouraged that daily active users (DAU) of our Bitauto media app and the combined DAU of both the Bitauto media app and Auto Pricing app increased by 259% and 46%, respectively, in April 2020 compared with October 2018, when we introduced the upgraded Bitauto app, according to QuestMobile. Despite the industry headwinds, our overall number of sales leads in the first quarter remained resilient with only a slight decline year-over-year and the proportion of our organic sales leads maintained an upward trajectory, reaching approximately 73%. With continuous improvement in the quantity and quality of our sales leads, our subscription business continued to gain recognition from our dealer customers. As a result, our annual retention rate for paying subscribers achieved a record high in the first quarter of 2020. We also further enhanced ARPU as more dealer customers upgraded to our premium and deluxe premium services packages. Our advertising business experienced a downturn due to the pandemic in the first quarter, but it is recovering robustly as auto sales rebound and automakers become increasingly aware of our improved traffic and sales leads.”

“As part of Bitauto’s on-going strategic branding campaign, our intensive advertising push during the Chinese New Year holiday across multiple channels helped to raise our profile among consumers, as demonstrated by a surge in third-party online awareness metrics during the period. In May, we also rolled out new TV commercials and posters to accompany our ‘Auto Price Bargaining Shopping Season’ campaign. We believe that our continuous efforts to enhance Bitauto's brand recognition will help drive our growth in the months and years ahead.”

“Decreased automobile sales volume during the quarter significantly impacted Yixin’s transaction business. Yixin’s total transactions were approximately 52,000 for the first quarter, representing a 64.6% year-over-year decline. In spite of the uncertainties in the sector, we are confident that Yixin’s industry leadership and clear competitive advantages will allow it to further strengthen relationships with business partners and capture more business opportunities in the months ahead.”

Mr. Ming Xu, chief financial officer of Bitauto, said, “Although revenue from our advertising and transaction businesses was impacted in the first quarter due to the COVID-19 outbreak, we have seen a strong recovery in these businesses as the automobile market picked up in April. Our profitability during first quarter was under pressure mainly due to the increase in provision for credit losses of finance receivables by Yixin, as well as Bitauto’s continued investment in branding and marketing initiatives. While we are closely monitoring the impact of COVID-19 on our business, particularly on the asset quality in our transaction services, with the worst of epidemic largely behind us, we are confident that our operating and financial performance will continue to improve for the rest of 2020 as the auto industry recovers from the temporary downturn. In the long run, we believe Bitauto’s strategies will enhance operating efficiency and create strong value for our shareholders.”

Bitauto First Quarter 2020 Results

Bitauto reported revenue of RMB1.74 billion (US$245.5 million) in the first quarter of 2020, compared to RMB2.73 billion (US$386.2 million) in the corresponding period in 2019.

•	Revenue from the advertising and subscription business in the first quarter of 2020 was RMB775.4 million (US$109.5 million), compared to RMB897.0 million (US$126.7 million) in the corresponding period in 2019, mainly due to the decrease in marketing spending by automakers caused by the continued decline in new car sales, and offset by a slight growth in our subscription business.

•	Revenue from the transaction services business in the first quarter of 2020 was RMB849.7 million (US$120.0 million), compared to RMB1.65 billion (US$233.0 million) in the corresponding period in 2019, mainly due to the weak passenger vehicle sales after the COVID-19 outbreak.

•	Revenue from the digital marketing solutions business in the first quarter of 2020 was RMB113.1 million (US$16.0 million), compared to RMB187.9 million (US$26.5 million) in the corresponding period in 2019.

Cost of revenue in the first quarter of 2020 was RMB629.1 million (US$88.8 million), compared to RMB1.07 billion (US$150.6 million) in the corresponding period in 2019. Cost of revenue as a percentage of revenue in the first quarter of 2020 was 36.2%, compared to 39.0% in the corresponding period in 2019.

Gross profit in the first quarter of 2020 was RMB1.11 billion (US$156.6 million), compared to RMB1.67 billion (US$235.7 million) in the corresponding period in 2019.

Selling and administrative expenses in the first quarter of 2020 were RMB2.45 billion (US$346.4 million), representing a 63.3% increase from the corresponding period in 2019. This increase was primarily due to the increase in provision for credit losses of finance receivables and the increase in marketing expenses associated with the Company's branding and marketing efforts, partially offset by the decrease in share-based compensation and expenses related to personnel.

Product development expenses in the first quarter of 2020 were RMB147.0 million (US$20.8 million), representing an 8.4% decrease from the corresponding period in 2019.

Share-based compensation, which was allocated to related operating expense line items, was RMB78.2 million (US$11.0 million) in the first quarter of 2020, compared to RMB144.2 million (US$20.4 million) in the corresponding period in 2019.

Loss from operations in the first quarter of 2020 was RMB1.54 billion (US$217.3 million), compared to income from operations of RMB57.8 million (US$8.2 million) in the corresponding period in 2019.

Non-GAAP loss from operations in the first quarter of 2020 was RMB1.30 billion (US$183.1 million), compared to Non-GAAP income from operations of RMB365.8 million (US$51.7 million) in the corresponding period in 2019.

Income tax benefit in the first quarter of 2020 was RMB252.0 million (US$35.6 million), compared to income tax expense of RMB82.2 million (US$11.6 million) in the corresponding period in 2019.

Net loss in the first quarter of 2020 was RMB1.28 billion (US$180.6 million), compared to net income of RMB92.8 million (US$13.1 million) in the corresponding period in 2019.

Non-GAAP net loss in the first quarter of 2020 was RMB1.04 billion (US$146.6 million), compared to Non-GAAP net income of RMB284.7 million (US$40.2 million) in the corresponding period in 2019.

Net loss attributable to Bitauto in the first quarter of 2020 was RMB832.1 million (US$117.5 million), compared to net income attributable to Bitauto of RMB32.5 million (US$4.6 million) in the corresponding period in 2019.

Non-GAAP net loss attributable to Bitauto in the first quarter of 2020 was RMB643.5 million (US$90.9 million), compared to Non-GAAP net income attributable to Bitauto of RMB152.1 million (US$21.5 million) in the corresponding period in 2019.

Basic and diluted net loss per ADS, each representing one ordinary share, in the first quarter of 2020 amounted to RMB11.61 (US$1.64) and RMB11.61 (US$1.64), respectively.

Non-GAAP basic and diluted net loss per ADS in the first quarter of 2020 amounted to RMB8.97 (US$1.27) and RMB8.97 (US$1.27), respectively.

As of March 31, 2020, the Company had cash and cash equivalents and restricted cash of RMB8.30 billion (US$1.17 billion). Cash provided by operating activities, cash provided by investing activities, and cash used in financing activities in the first quarter of 2020 were RMB210.3 million (US$29.7 million), RMB4.07 billion (US$574.9 million), and RMB3.51 billion (US$496.1 million), respectively.

The number of employees totaled 7,274 as of March 31, 2020, including employees of entities in which Bitauto has acquired and holds controlling interests as of such date. This represented a 15.1% year-over-year decrease.

As of March 31, 2020, the Company had a total of 73,761,089 ordinary shares. Non-GAAP basic and diluted per ADS figures for the first quarter of 2020 were calculated using a weighted average of 71,633,388 and 71,633,388 ADSs, respectively. Each ADS represents one ordinary share of the Company.

Yixin First Quarter 2020 Highlights

Bitauto’s controlled subsidiary Yixin, the primary operator of the Company’s transaction services business, facilitated approximately 52,000 financed transactions for the three months ended March 31, 2020, representing a year-over-year decrease of approximately 64.6%. The decrease was primary due to the sharply decreased trading volume of China automobile transactions and lowered customer consumption capabilities caused by the outbreak of COVID-19. The total aggregate financing amount facilitated through Yixin’s loan facilitation services and self-operated financing business was approximately RMB3.90 billion (US$0.55 billion).

Amid the challenging macroeconomic environment, Yixin continued to adopt conservative risk control methodology and to focus on its loan facilitation services. For the three months ended March 31, 2020, Yixin facilitated approximately 50,000 financed transactions, representing a year-over-year decrease of 48% and approximately 96% of Yixin's total financed transactions.

In the first quarter of 2020, under U.S. GAAP, Yixin's total revenues were RMB862.0 million (US$121.7 million), representing a year-over-year decrease of 48.1%; new core services revenues, which include revenues from loan facilitation transactions and new self-operated financing lease transactions facilitated by Yixin during the period, were RMB221.2 million (US$31.2 million), representing a year-over-year decrease of 56.7%.

As of March 31, 2020, 90+ days (including 180+ days) past due ratio and 180+ days past due ratio for all financed transactions (including third-party loan facilitations) were 2.60% and 1.55%, respectively.

Under U.S. GAAP, Yixin's provision for credit losses of finance receivables in the first quarter of 2020 was RMB1.07 billion (US$150.6 million).

Second Quarter 2020 Outlook

Bitauto currently expects to generate revenue in the range of RMB1.85 billion (US$261.3 million) to RMB1.95 billion (US$275.4 million) in the second quarter of 2020.

This forecast takes into consideration of seasonality factors in Bitauto's business, and excludes any impact of foreign currency fluctuation. The above reflects management's current and preliminary view, which is subject to change.

Conference Call Information

Bitauto's management will hold an earnings conference call at 8:00 AM on June 12, 2020 U.S. Eastern Time (8:00 PM on June 12, 2020 Beijing/Hong Kong Time).

Due to the outbreak of COVID-19, operator assisted conference calls are not available at the moment. All participants wishing to attend the call must pre-register online before they can receive the dial-in numbers.

Conference Call Pre-registration:

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call. Once pre-registration has been completed, participants will receive dial-in numbers, direct event passcode, and registrant ID.

To join the conference, simply dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will join the conference instantly.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/3685489

A replay of the conference call may be accessed by phone at the following number until June 20, 2020:

US:	+1-855-452-5696 or +1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	3685489

Additionally, a live and archived webcast of this conference call will be available at http://ir.bitauto.com.

[1] This announcement contains translations of certain amounts in Renminbi into U.S. dollars at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.0808 to US$1.00, the effective noon buying rate as of March 31, 2020 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's automotive industry. Bitauto’s business consists of three segments: advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services to automakers through the bitauto.com website and corresponding mobile apps which provide consumers with up-to-date automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also provides transaction-focused online advertisements and services for promotional activities to its business partners, including automakers, automobile dealers, auto finance partners and insurance companies. Bitauto offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to new car automobile dealers in China. The SaaS platform enables automobile dealer subscribers to create their own online showrooms, list pricing and promotional information, provide automobile dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto's transaction services business is primarily conducted by its controlled subsidiary, Yixin Group Limited (SEHK: 2858), a leading online automobile finance transaction platform in China, which provides transaction platform services as well as self-operated financing services.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns, advertising agent services, big data applications and digital image creation.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement Bitauto's consolidated financial results presented in accordance with U.S. GAAP, Bitauto uses Non-GAAP income/(loss) from operations, Non-GAAP net income/(loss), Non-GAAP net income/(loss) attributable to Bitauto and Non-GAAP basic and diluted net income/(loss) per ADS as Non-GAAP financial measures. Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding (i) share-based compensation; and (ii) amortization of intangible assets resulting from asset and business acquisitions. Non-GAAP net income/(loss) and Non-GAAP net income/(loss) attributable to Bitauto, respectively, are defined as net income/(loss) and net income/(loss) attributable to Bitauto excluding (i) share-based compensation; (ii) amortization of intangible assets resulting from asset and business acquisitions; (iii) investment income associated with the share of equity method investments; (iv) investment income associated with non-cash investment matters; (v) amortization of the BCF discount on the convertible notes; and (vi) tax effect of Non-GAAP line items. Non-GAAP basic and diluted net income/(loss) per ADS is defined as Non-GAAP net income/(loss) attributable to ordinary shareholders of the parent company divided by basic and diluted weighted average number of ADS. These Non-GAAP financial measures provide Bitauto's management with the ability to assess its operating results by excluding certain items that may not be indicative of the performance of its business such as non-cash and non-recurring items. Bitauto believes these Non-GAAP financial measures are useful to investors by understanding supplemental information used by management in its assessment of operating results.

The use of Non-GAAP financial measures has certain limitations. These Non-GAAP measures exclude certain items that have been and will continue to be incurred in the future and are not reflected in the presentation of the Non-GAAP financial measures. These Non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, and should not be considered a substitute for or superior to U.S. GAAP results. In addition, these Non-GAAP financial measures may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate such measures in the same manner as Bitauto does.

Reconciliation of these Non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure is set forth at the end of this release.

For investor and media inquiries, please contact:

China

Suki Li

Bitauto Holdings Limited

Phone: +86-10-6849-2145

ir@bitauto.com

Philip Lisio

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Statements of Operations

	For the Three Months Ended
	March 31, 2019	March 31, 2020
	RMB	RMB

	(in thousands, except for per share data)
Revenue	2,734,761	1,738,217
Cost of revenue	(1,066,053)	(629,098)
Gross profit	1,668,708	1,109,119

Selling and administrative expenses	(1,502,323)	(2,453,028)
Product development expenses	(160,446)	(146,974)
Other gains/(losses), net	51,900	(47,722)
Income/(Loss) from operations	57,839	(1,538,605)

Interest income	35,319	26,212
Interest expense	(29,047)	(5,748)
Share of results of equity investees	(11,646)	(13,874)
Investment income	122,580	1,396
Income/(Loss) before tax	175,045	(1,530,619)

Income tax (expense)/benefit	(82,197)	251,979
Net income/(loss)	92,848	(1,278,640)

Net income/(loss) attributable to noncontrolling interests	52,858	(454,742)
Accretion to redeemable noncontrolling interests	7,503	8,204
Net income/(loss) attributable to Bitauto Holdings Limited	32,487	(832,102)

Non-GAAP Financial Data
Non-GAAP net income/(loss)	284,691	(1,037,931)
Non-GAAP net income/(loss) attributable to noncontrolling interests	125,082	(402,637)
Accretion to redeemable noncontrolling interests	7,503	8,204
Non-GAAP net income/(loss) attributable to Bitauto Holdings Limited	152,106	(643,498)

Reconciliation of GAAP to Non-GAAP results

	For the Three Months Ended
	March 31, 2019	March 31, 2020
	RMB	RMB

	(in thousands, except for per share data)
Income/(Loss) from operations	57,839	(1,538,605)
Share-based compensation	144,229	78,151
Amortization of intangible assets resulting from asset and business acquisitions	163,755	164,256
Non-GAAP income/(loss) from operations	365,823	(1,296,198)

Net income/(loss)	92,848	(1,278,640)
Share-based compensation	144,229	78,151
Amortization of intangible assets resulting from asset and business acquisitions	163,755	164,256
Investment income associated with the share of equity method investments	(409)	(64)
Investment income associated with non-cash investment matters	(122,580)	-
Amortization of the BCF discount on the convertible notes	8,357	-
Tax effect of Non-GAAP line items	(1,509)	(1,634)
Non-GAAP net income/(loss)	284,691	(1,037,931)

Non-GAAP net income/(loss) per ADS
Basic	2.12	(8.97)
Diluted	1.91	(8.97)

SELECTED CONSOLIDATED FINANCIAL DATA

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2019	March 31, 2020
	RMB	RMB

	(in thousands)
Assets
Current assets
Cash and cash equivalents	4,260,533	5,328,319
Restricted cash	3,136,926	2,856,123
Accounts receivable, net	3,792,641	3,618,029
Uncollateralized finance receivables - current portion, net	4,451,575	2,629,284
Collateralized finance receivables - current portion, net	12,301,329	11,653,150
Other current assets	2,720,558	2,572,747
	30,663,562	28,657,652
Non-current assets
Restricted cash	114,318	115,961
Investment in equity investees	1,912,803	1,910,153
Investment in convertible notes	2,153,790	2,187,411
Property, plant and equipment, net	205,394	592,592
Intangible assets, net	381,749	214,074
Goodwill	861,583	861,610
Uncollateralized finance receivables - non-current portion, net	2,906,280	1,756,719
Collateralized finance receivables - non-current portion, net	7,330,610	5,561,269
Other non-current assets	1,846,955	1,781,414
	17,713,482	14,981,203

Total assets	48,377,044	43,638,855

Liabilities
Current liabilities
Short term borrowings	10,860,862	11,582,250
Asset-backed securitization debt	6,201,021	3,145,958
Accounts payable	3,081,405	3,002,380
Other current liabilities	3,499,449	3,868,914
	23,642,737	21,599,502
Non-current liabilities
Long term borrowings	2,263,614	230,120
Asset-backed securitization debt	1,167,910	1,961,867
Other non-current liabilities	1,546,562	1,501,394
	4,978,086	3,693,381

Total liabilities	28,620,823	25,292,883

Redeemable noncontrolling interests	390,437	398,641

Total equity*	19,365,784	17,947,331

Total liabilities, redeemable noncontrolling interests and equity	48,377,044	43,638,855

* The Company has adopted ASU No. 2016-13 Financial Instruments - Credit Losses ("ASC 326") beginning January 1, 2020 by applying the modified retrospective method with the cumulative effect of initially applying the guidance recognized at the date of initial application. The new guidance would mainly have impact on credit losses in connection with finance receivables, accounts receivables, and guarantee liabilities. The cumulative effect on the opening balance of accumulated deficit upon adoption of ASC 326 is RMB267.4 million.